2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition period from to

Commission File No. 33-32504 and 33-13292

RYERSON SAVINGS PLAN

(f/k/a Ryerson Tull Savings Plan and f/k/a Inland Steel Industries Thrift Plan)

(Full Title of the Plan)

RYERSON INC.

( f/k/a Ryerson Tull, Inc.)

2621 W. 15th Place, Chicago, Illinois 60608

(Name of issuer of the securities held pursuant to the plan

and address of principal office)

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Financial Statements

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee of Ryerson Savings Plan

Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of the Ryerson Savings Plan (formerly known as the Ryerson Tull Savings Plan) (“the Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/    Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois

June 1, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ryerson Inc. and the Savings Plan Committee and

the Participants and Administrator of the

Ryerson Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits at December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 present fairly, in all material respects, the net assets available for benefits of the Ryerson Savings Plan (formerly known as the Ryerson Tull Savings Plan) (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

June 28, 2005

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments
Investment in Ryerson Master Trust	$349,507,375	$224,990,640

Employee contribution receivable	29,256	57,321
Employer contribution receivable	4,752,276	4,237,131

Net Assets available for benefits	$354,288,907	$229,285,092

See accompanying Notes to Financial Statements

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Contributions
Participant	$8,925,663	$8,541,663
Employer	8,341,845	7,841,436
Net investment gain in Ryerson Master Trust	14,402,822	15,729,989
Total additions	31,670,330	32,113,088
Deductions from net assets attributed to:
Benefits payments	19,723,191	19,217,134
Administrative expenses	18,408	19,743
Total deductions	19,741,599	19,236,877

Net increase prior to transfers	11,928,731	12,876,211

Transfer in from Integris Plan	112,698,118	—
Other transfers in	710,231	265,863
Transfers out	(333,265)	(19,730)
Net increase	125,003,815	13,122,344
Net assets available for benefits
Beginning of year	229,285,092	216,162,748
End of year	$354,288,907	$229,285,092

See accompanying Notes to Financial Statements

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

Note 1 - Description of the Plan

Effective January 1, 2006, Ryerson Tull, Inc. became known as Ryerson Inc. (“the Company”) and, as a result, the Ryerson Tull Savings Plan became known as the Ryerson Savings Plan (the “Plan”). This description summarizes major provisions of the Plan and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

General

The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all office employees and certain hourly, nonbargaining unit plant employees of Ryerson Inc. and certain of its subsidiaries and affiliates (collectively referred to as the “Employers”).

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), was adopted effective January 1, 1975.

Contributions

Employees electing to participate in the Plan may contribute up to 75% (25% prior to July 1, 2004) of their base salary. Participants have the option of making contributions on a before-tax and/or after-tax basis.

The first 4% of participants’ contributions (“the basic contribution”) is matched by the Company at 100%. In addition, participants automatically receive a Variable Company Contribution of up to 10% of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amounts includible in gross income such as bonuses and commissions) dependent upon the annual financial performance of the Company.

Participants not accruing benefits in the Ryerson Pension Plan (“the Pension Plan”) receive a Fixed Company Contribution under the Plan equal to 2% of compensation. Until March 31, 2005, if participants in the Tull Supplement of the Pension Plan met specified age and service criteria at March 31, 2000, they either received a Fixed Company Contribution under the Plan equal to 3% of compensation or continued to accrue benefits under the Pension Plan. Those participants received a Fixed Company Contribution (under the Plan) of 2% of compensation beginning at April 1, 2005.

To be eligible for the Variable Company Contribution and the Fixed Company Contribution, participants must be employed on the last day of the plan year, or have terminated during the year due to death, permanent incapacity or retirement.

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

Investment Options

While participants can direct the investment of their contributions and the Company’s among the various mutual fund investment options provided by the Plan, they can no longer direct any contributions to the Common Stock Fund, which consists of Ryerson common stock and cash equivalents. The Common Stock Fund consists of participant-directed investments invested prior to January 1, 1991. Participants can reallocate investments out of the Common Stock Fund. Participants may designate the investment of their contributions in integral multiples of one percent in any of the following funds: Fidelity Retirement Government Money Market Portfolio, Fidelity Managed Income Portfolio II, Fidelity Spartan U.S. Equity Index Portfolio, Vanguard Growth Index Fund, Fidelity Diversified International Fund, Fidelity Balanced Fund, PIMCO Total Return Institutional Fund, MSI Small Company Growth Portfolio A, Wells Fargo Small Cap Value Class Z Fund, Fidelity Export & Multinational Fund, T. Rowe Price Equity Income Fund, Vanguard Selected Value Fund, Fidelity Spartan International Index Fund, Goldman Sachs Growth Opportunities Institutional Fund and the Fidelity Strategic Income Fund (collectively “the Funds”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) the Plan’s earnings. Allocations are based on the portion of the participant’s account to the total assets of the investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants vest immediately in their contributions and the earnings or losses thereon. Participants vest in all of the Company’s matching contributions upon completion of three years of vesting service. The Variable Company and Fixed Company Contributions vest upon completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of termination. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $269,822 and $120,000 for the years ended December 31, 2005 and 2004, respectively.

Withdrawals

Participants may withdraw their contributions and the earnings or losses thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service (“IRS”).

Participant Loans

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

balances in the Common Stock Fund, for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Payment of Benefits

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the year in which the age of seventy and one-half years is reached.

Plan Transfers

Plan transfers represent the transfer of account balances for participants who have changed their employment status and became eligible for an affiliated company plan. Additionally, effective December 31, 2005, the Integris Metals, Inc. Employees’ Savings Plan merged into the Plan. As a result, assets in the amount of $112,698,118 were transferred into the Plan.

Administration

The Plan is administered by the Plan Committee (“Committee”), which consists of certain officers of the Company appointed by the Company’s Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

Fidelity Management Trust Company (“Fidelity” and “Trustee”) is responsible for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants’ accounts or assets within the appropriate investment option, as applicable.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain report amounts and disclosures and actual results could differ from these estimates.

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

Investment Valuation and Income Recognition

The Plan’s investment in the Ryerson Master Trust (“Master Trust”) is presented at fair value which has been determined by the Trustee based on fair value of the underlying investments of the Master Trust. The Master Trust’s investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in the market value of investments on a monthly basis.

Risks and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in registered investment companies and various other securities. These underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Benefit Payments

Contributions are recorded in the period accrued by the Company. Benefits are recorded when paid.

Administrative Expenses

Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

Reclassifications and Additional Disclosures

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. The 2004 Statement of Net Assets Available for Benefits, as currently presented, includes the Plan’s participant loans of $4,498,914 in the investment in the Ryerson Master Trust, whereas this amount was previously presented as a separate investment. The 2004 Statement of Changes in Net Assets Available for Benefits, as currently presented, includes interest income on participant loans of $214,772 in the Net Investment Gain in Ryerson Master Trust. The interest income on participant loans was previously reported as a separate component of net investment income. In addition, the 2004 Statement of Changes in Net Assets Available for Benefits, as currently presented, separately reports net assets transferred in of $265,863 from net assets transferred out of the Plan of

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

$19,730. These 2004 transfers in and transfers out were previously reported as one net transfer in amount of $246,133. The Plan has added disclosure of the Plan’s investments greater than 5% of the Plan’s assets in Note 5 – Investments. In Note 6 – The Master Trust, the summary of net assets, as currently reported, includes participant loans of $5,071,417. The summary of net assets, as previously reported did not include participant loans. In addition, the 2004 interest and dividend income of $6,049,494, as currently presented, includes interest income from loans of $240,964. Interest and dividend income as previously reported of $5,808,530 did not include interest income from loans. In Note 7 – Related-Party Transactions, the Plan has added disclosure of fees paid by the Plan to Fidelity in 2004 of $19,743 and the value of the Ryerson common stock of $429,628 and the number of shares of Ryerson common stock of 27,278 held in the Master Trust at December 31, 2004.

Note 3 - Plan Termination

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants’ accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan’s assets to participants or their beneficiaries.

Note 4 - Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 2002, that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note 5 - Investments

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2005	2004
Investment in Ryerson
Master Trust	$349,507,375	$224,990,640

During the period ended December 31, 2005 and 2004, the Plan’s investment in the Master Trust (including gains and losses on investments bought and sold, as well as held, during the period) appreciated in value by $14,402,822 and $15,729,989, respectively.

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

Note 6 - The Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, and effective March 1, 2000, the assets of the Ryerson Combined Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 95% and 93%, respectively.

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

The following is a summary of net assets held by the Master Trust as of December 31, 2005 and 2004:

	2005	2004
Investment in unitized employer stock fund
Ryerson common stock and cash equivalents	$606,946	$443,458

Investment in mutual funds
Fidelity Managed Income Portfolio II	59,785,917	60,185,678
Fidelity Balanced Fund	56,301,233	18,709,841
Fidelity Export & Multinational Fund	47,169,199	—
Fidelity Spartan U.S. Equity Index Portfolio	38,281,869	25,674,935
Fidelity Retirement Government Money Market	35,120,664	22,361,252
Goldman Sachs Growth Opportunities Fund	34,378,834	—
T. Rowe Price Equity Income Fund	24,582,650	—
Fidelity Diversified International Fund	18,858,262	9,299,286
MSI Small Co Growth A Portfolio	10,814,217	—
Fidelity Strategic Income Fund	8,685,520	—
Wells Fargo Small Cap Value Class Z Fund (formerly Strong Advisor Small Cap Value Z Fund)	7,968,266	5,096,324
Vanguard Growth Index Institutional	7,763,432	—
Vanguard Selected Value Fund	6,922,559	—
PIMCO Total Return Institutional Fund	4,595,640	—
Fidelity Spartan International Index Fund	27,867	—
Fidelity Magellan Fund	—	31,085,604
Fidelity Asset Manager Fund	—	17,588,207
Invesco Dynamics Fund	—	10,459,552
Fidelity Equity Income Fund	—	10,194,497
Vanguard Growth Index Adm	—	7,945,167
Franklin Small Cap Growth Fund	—	7,500,073
MSIFT (formerly MAS) Mid Cap Value Fund	—	5,528,184
PIMCO Total Return Fund	—	3,302,644
MSI Small Co Growth B Portfolio	—	1,121,579
Total investments in mutual funds	361,256,129	236,052,823

Participant loans	8,032,696	5,071,417

Total net assets	$369,895,771	$241,567,698

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

The total investment gain for the Master Trust for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Net appreciation in fair value of investments
Mutual funds	$5,361,788	$10,536,550
Unitized employer stock	218,892	139,131
Interest and dividend income	9,818,491	6,049,494
Total investment gain	$15,399,171	$16,725,175

Note 7 - Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. Fees paid by the Plan in 2005 and 2004 to Fidelity of $18,408 and $19,743, respectively, qualify as party-in-interest transactions. The investment in the Ryerson common stock is also a party-in-interest investment. At December 31, 2005 and 2004, the value of the Ryerson common stock in the Master Trust was $583,023 and $429,628, respectively. The number of shares held in Ryerson common stock at December 31, 2005 and 2004, was 23,973 and 27,278, respectively.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

December 31, 2005
Assets available for benefits per the financial statements	$354,288,907
Deemed distributions for participant loans	(65,453)
Assets available for benefits per the Form 5500	$354,223,454

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

December 31, 2005
Benefits paid to participants per the financial statements	$19,723,191
Add: Deemed distribution of participant loans at end of period	65,453
Benefits paid to participants per the Form 5500	$19,788,644

Supplemental Schedule

Ryerson Savings Plan (formerly known as Ryerson Tull Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2005

Name of plan sponsor: Ryerson Inc.

Employer identification number: 36-3425828

Three-digit plan number: 334

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant loans	Interest rates of 4.0% - 10.50%		$7,124,277

*	Denotes party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON SAVINGS PLAN (Name of Plan)

Date: June 28, 2006	By:	/s/ Lily L. May
Lily L. May Vice President, Controller and Chief Accounting Officer and Member of Ryerson Savings Plan Committee

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Crowe Chizek and Company LLC

23.2	Consent of PricewaterhouseCoopers LLC